

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Masateru Higashida
Chief Executive Officer
NuZee, Inc.
1350 East Arapaho Road
Suite 230
Richardson, TX 75081

> **Re: NuZee, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 29, 2023**
> **File No. 333-274818**

Dear Masateru Higashida:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: JR Lanis